September 26, 2016

Trust for Professional Managers
615 East Michigan Street
Milwaukee, WI 53202

Ladies and Gentlemen:

We consent to the incorporation by reference in this Registration Statement of our opinion dated August 14, 2008 regarding the sale of Class A and Institutional Class (formerly, Class I) shares of the Schooner Fund and our opinion dated November 21, 2014 regarding the sale of Institutional Class shares of the Schooner Hedged Alternative Income Fund, each a series of Trust for Professional Managers.  In giving this consent, however, we do not admit that we are experts or within the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

GODFREY & KAHN, S.C.

16196547.1